UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check this box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.
1. Name and Address of Reporting Person(s)
   Baker, Jr., Carl
   138 Putnam Street
   P.O. Box 738

   Marietta, OH 45750-0738
2. Issuer Name and Ticker or Trading Symbol
   Peoples Bancorp Inc. (PEBO)
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Year
   03/01
5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [X] Director                   [ ] 10% Owner
   [ ] Officer (give title below) [ ] Other (specify below)

   Director
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code V   Amount        D  Price        End of Month   I
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
Common Stock                                  03/14/01     (1)     5,749         A   (1)         6,713          D  Direct
Common Stock                                  03/14/01     (1)     6,496         A   (1)         30,542         I  As Beneficiary
Common Stock                                  03/14/01     (1)     5,466         A   (1)         5,466          I  As Trustee
Common Stock                                                                                     5,000          I  by Corporation

Table II (PART 1)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
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1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code  V   A                D                Exercisable  Expiration
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
Non-Qualified Stock Option     $9.34                                                                      04/06/97     04/06/03
(right to buy)
Non-Qualified Stock Option     $10.25                                                                     10/04/95     04/04/05
(right to buy)
Non-Qualified Stock Option     $10.70                                                                     02/08/99     02/08/05
(right to buy)
Non-Qualified Stock Option     $15.08                                                                                  01/23/07
(right to buy)
Non-Qualified Stock Option     $16.81                                                                     10/10/97     04/10/07
(right to buy)
Non-Qualified Stock Option     $17.13                                                                     04/13/00     04/13/10
(right to buy)
Non-Qualified Stock Option     $17.27                                                                     02/01/00     02/01/10
(right to buy)
Deferred Compensation

Table II (PART 2)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Month
------------------------------------------------------------------------------------------------------------------------------------
Non-Qualified Stock Option               Common Stock                   1,098                     1,098         D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   826                       826           D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   1,098                     1,098         D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   1,098                     1,098         D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   826                       826           D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   1,362                     1,362         D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   341                       341           D   Direct
(right to buy)
Deferred Compensation                    Common Stock                   173                       173           D   Direct

Explanation of Responses:

(1)
Mr. Baker received common shares of the Company in exchange for common stock of The Lower Salem Commercial Bank pursuant to an alloc ation formula contained in an Agreement and Plan of Acquisition and Merger dated October 24, 2000; consumation of the transaction wa
s effective February 26, 2001.  However, the number of shares, if any, to be received by an individual shareholder was indeterminabl
e until March 14, 2001.

SIGNATURE OF REPORTING PERSON
/S/ Baker, Jr., Carl
DATE 04/10/01